Annual Report

Cover Page

Name of issuer:

Envel, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/2/2017

Physical address of issuer:

75 State Street, Suite 100
Boston MA 02109

Website of issuer:

www.envel.ai/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

17

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,299,693.00	$596,166.00
Cash & Cash Equivalents:	$1,191,033.00	$547,790.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$41,250.00	$1,038,147.00
Long-term Debt:	$0.00	$3,289,578.00
Revenues/Sales:	$31,167.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($4,732,469.00)	($2,132,655.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Envel, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jim Schleckser	CEO	Inc. CEP Project	2021
Lisa Nelson	Board Member	Full Time Board Member	2021
Craig Bond	Chairman at Envel Corporation	Envel	2018
Stephen Le Roux	CEO	Envel	2017
Mike Baxter	Partner	Bain & Company	2019
Ted Hill	Partner & Chief Operating Officer	B Capital Group	2019
John Paul Rollert	Adjunct Assistant Professor of Behavioral Science	Harvard	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jim Schleckser	CEO	2021
Diederik Meeuwis	SVP Operations	2017
Brian Higdon	CCO	2020
Craig Bond	Chairman	2018
Stephen Le Roux	President	2017
Matthew Armandi	CFO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Steve Le Roux	3062609.0 Common Stock	22.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Any projections of future performance provided to you may prove to be incorrect. Management's projections of future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions and future competition will affect the Company's future revenue streams. In addition, unanticipated factors such as greater diligence costs or increased development or marketing expenses may impact the Company's profitability. For these reasons, you should not rely upon management's estimates of future performances in making your investment decision as management's assumptions (and any limitations on the assumptions) may prove to be significantly inaccurate.

The Company is dependent on its key personnel and its ability to hire or retain additional personnel. The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services could adversely affect the Company's ability to achieve its business plan.
The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. There is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

As an early stage business, we are dependent upon this Offering and other outside financing in order to implement our business plan and complete development and commercial implementation of our software and services. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on us. In addition to this Offering, we may pursue alternative methods of raising funding, including, without limitation, funding from venture capital firms and select private investors and vendors who are partnering with us in the development of our marketplace, as well as subordinated debt from lenders and private individuals and senior bank debt. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. As of the date of this Memorandum, we have no commitments for any interim or permanent financing, including any credit facility, and no assurance that any such financing will become available or, if available, at an interest rate or other terms that will be favorable to the Company. If available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management.

Your Shares may be diluted without your approval. The Company is managed by its Board of Directors and Officers in accordance with the terms of the Company's Certificate of Incorporation and By-Laws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, the Company's CEO will still own a super- majority of the Company's issued and outstanding Shares. He has the ability to exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your Shares. These actions could be taken even if they are opposed by other investors, including you.

The Company may alter the use of proceeds in this Offering without notice to you or your approval. The Estimated Use of Proceeds described in the "Summary of the Offering" section of this Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

Factual statements have not been independently verified. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the Directors, officers and employees of the Company, or to the anticipated future performance of the Company.

The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations. If the Company's future revenues do not offset these expected expenses, the financial performance will be adversely affected; ultimately we could go out of business.

The Company may not be able to adequately protect its intellectual property and proprietary rights. The Company regards its products and services and underlying technology as proprietary. The Company will seek to protect its proprietary rights through a combination of confidentiality agreements and copyright, trademark and trade secret laws, and patent protection. The Company's future patents, if any, may be successfully challenged and may not provide the Company with any competitive advantages. The Company may not develop proprietary products or technologies that are patentable and other parties may have prior claims. In addition, third parties may copy aspects of the Company's future products and services or otherwise obtain and use its proprietary information without authorization or develop similar technology independently.

The Company may not be able to properly manage growth. The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if

the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted. Concerns have rapidly grown regarding recent worldwide surges in the outbreak of COVID-19, and as a result consumer spending will likely also be negatively impacted by general macroeconomic conditions. Furthermore, a decline in consumer confidence, including from the impacts of any recession resulting from the COVID-19 pandemic or other economic events, may negatively impact our ability successfully to roll out our products and services, and adversely impact traffic on our websites. Any reduction in customer visits to our websites will likely result in a loss of sales and profits and other material adverse effects.

Unproven Market Acceptance. Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to download and continually use this application.

General Risk of Insolvency. Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

An investment in the Company is speculative. Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this offering disclosures and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the securities offered hereby.

The Company has implemented a comprehensive compliance program that addresses the financial regulatory environment. This includes Anti-Money Laundering (AML) and Fraud controls. While these controls significantly mitigate the risk of a fraud or AML event occurring, it can never eliminate that risk. These areas will always present a threat to the Company and the impact will depend on the volume and velocity of these events occurring but can present large monetary loss, regulatory enforcement and risk our relationship with our core processing and banking partners. However, the Company's compliance team is extensively trained and experienced in this space and will remain consistently vigilant through a blend of cutting edge technology, industry best practice and field tested expertise and knowledge.

The Company has several strategic banking partners. Its two most critical are its partnership with its core banking platform (Q2 Corepro) and its bank of record (National Bank of Kansas City). Preservation of these relationships is critical to the ongoing operations and ultimate success of the Company. Our Agreements with these two entities impose numerous requirements upon the Company, especially in the areas of our staying compliant with the complex regulatory scheme applicable to all banks and related entities. If we fail in those or any other contractual obligations, our relationships with these banking entities would likely be severed. If we could not promptly establish similar relationships with similar entities, our operations could be materially jeopardized and we could go out of business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Non Voting Common	1000000	282,940	⌄

Preferred Stock	8500000	5,749,671	
Common Stock	17000000	7154000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	396,000 outstanding, 1,000,000 authorized

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Dmitri Artamonov
Issue date	07/15/20
Amount	$175,000.00
Outstanding principal plus interest	$41,250.00 as of 01/30/22
Interest rate	0.0% per annum
Maturity date	07/01/22
Current with payments	Yes

This loan was to repurchase shares that were previously granted to a former owner. It calls for installment payments over a 2 year period.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$138,947	General operations
7/2020	Regulation D, Rule 506(b)	Convertible Note	$2,725,000	General operations
1/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
3/2021	Regulation D, 506(c)	Convertible Note	$681,311	General operations
9/2021	Regulation D, Rule 506(b)	Preferred stock	$1,505,530	General operations
1/2022	Section 4(a)(2)	Common stock	$559,076	General operations
2/2022	Regulation D, Rule 506(b)	Preferred stock	$1,466,548	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dmitri Artamonov
Amount Invested	$175,000.00
Transaction type	Loan
Issue date	07/15/20
Outstanding principal plus interest	$41,250.00 as of 01/30/22
Interest rate	0.0% per annum
Maturity date	07/01/22
Current with payments	Yes
Relationship	Owner

The following Board Members have invested under the Convertible Note with an 8M valuation cap, 5% interest rate, and 20% discount. Craig Bond -- $26,000, John Paul Rollert -- $3,000, Mike Baxter -- $125,000, Paul Pagnat -- $800,000.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Envel is a financial technology company. We believe Envel is the world's first Fintech to focus entirely on building autonomous banking, where we do all the heavy lifting for you to manage your money, so that you can relax and enjoy your life! Envel is a digital banking application that partners with nbkc bank, member FDIC to hold your funds safe and secure.

Our objective is to improve the financial health of over 50 million people so that that we can help them achieve their goals. We hope to attract a large market share of the Gen Z and Millennial market and gather a significant share of the under banked in the US and select markets around the world. These projections cannot be guaranteed.

Milestones

Envel, Inc. was incorporated in the State of Delaware in February 2017.

Since then, we have:

- 🧠 Autonomous Banking using AI to organize your money in real-time on Autopilot 🚀
- 💰 Raised $8M from MIT Sandbox, Crowdfunding and Angels 🏫 Founded @ Harvard
- 🚀 Almost 35,000 users and near top 100 app store ranking ahead of many top US neobanks
- 🤓 Strong team of innovators from Harvard, MIT, KPMG, JP Morgan and Barclays
- 💸 Serving 20 million college students, 46 million graduates and a new generation
- 🚀 Exciting growth plans and features to disrupt and automate banking services
- 💳 Envel Visa® Debit Card connects to up to 99 Envel FDIC insured accounts* with one swipe

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $31,167 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $1,299,693, including $1,191,033 in cash. As of December 31, 2020, the Company had $596,166 in total assets, including $547,790 in cash.
- *Net Loss.* The Company has had net losses of $4,732,469 and net losses of $2,132,655 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $41,250 for the fiscal year ended December 31, 2021 and $4,327,725 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $175,000 in debt, $3,531,154 in equity, and $2,975,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Envel, Inc. cash in hand is $329,663, as of March 2022. Over the last three months, revenues have averaged $4,098/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $394,408/month, for an average burn rate of $390,310 per month. Our intent is to be profitable in 18 months.

In January 2021, Envel expanded its marketing and began to show user growth. Its users currently are in excess of 32,000. Also in 2021, Envel created a subsidiary called Envel Investments LLC which now has an RIA license with the SEC. Envel has launched several features in 2021 and in the early part of 2022, this includes, a referral onboard feature, the ability to connect directly with users HR departments through Pinwheel, as well several UI and AI enhancements.

Over the next 3 months Envel expects to generate $63,497 in revenue and over the next 6 months Envel expects to generate $247,753 in revenue.

Envel is currently not profitable. Envel plans to continue to raise capital and invest large amounts of resources into its customer acquisition process. This will delay Envel's profitability which will likely not occur till late 2024.

Envel has a large number of Angel Investors who have continued to fund Envel through the last 3 years. If needed, Envel can continue to see funding through that group to cover short-term burn. Additionally, Envel has the ability to scale back its marketing expenses if needed to decrease burn and stretch out cash. Also, Envel has had several discussions with US based Venture Captial Firms about investing significant funds for an A round.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Matthew Armandi, certify that:

(1) the financial statements of Envel, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Envel, Inc. included in this Form reflects accurately the information reported on the tax return for Envel, Inc. filed for the most recently completed fiscal year.



Matthew Armandi
CFO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:
http://www.envel.ai/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Brian Higdon
Craig Bond
Diederik Meeuwis
Jim Schleckser
John Paul Rollert
Lisa Nelson
Matthew Armandi
Mike Baxter
Stephen Le Roux
Ted Hill

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Envel Convertible Note

Envel Convertible Note Series II

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Brian Higdon

Craig Bond

Diederik Meeuwis

Jim Schleckser

John Paul Rollert

Lisa Nelson

Matthew Armandi

Mike Baxter

Stephen Le Roux

Ted Hill

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Envel, Inc.

By

Matthew Armandi
_____
Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Craig Lewis Bond
_____
Chairman
4/25/2022

Ian Michael Baxter
_____
Board Member
4/25/2022

James Schleckser
_____
CEO & Board Member
4/25/2022

Stephen Le Roux
_____
President
4/25/2022

Matthew Armandi
_____
Chief Financial Officer
4/25/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.